

December 27, 2010

Gerald Woodard
Chief Executive Officer
SRI/Surgical Express, Inc.
12425 Race Track Road
Tampa, FL 33626

> Re: **SRI/Surgical Express, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **File No. 001-33858**

Dear Mr. Woodard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Risk Factors, page 8

Failure to comply with certain covenants in our credit facility, page 8

1. We note that you obtained a waiver from your lender for failure to maintain certain financial ratios. In addition, your lender amended your tangible net worth covenant for future periods. Please tell us whether you expect to satisfy the amended net tangible worth ratio at December 31, 2010.

The loss of a significant customer or purchasing organization, page 9

2. Please disclose the name of the healthcare provider that accounted for approximately 10% of your revenues in 2009, disclose the material terms of your agreement with that provider and file the agreement as an exhibit to the amended Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

3. We note that you changed your agreement with Cardinal Health so that you are now purchasing certain items from them directly rather than on a consignment basis. In your next filing, please provide an analysis of the impact of the change in the agreement on your financial results so that the reader may understand that it is attributable to a different agreement versus other conditions impacting results of operations.

4. Please tell us and disclose in future filings here and in the footnotes the amount of the payment received from Cardinal to offset the costs of the closure of your Plant City, Florida facility that was disclosed on page 3. Also, tell us and disclose in future filings here and in the footnotes your basis of reporting for such amount and your rationale under the accounting literature.

Liquidity and Capital Resources, page 22

5. We note that cash used in investing activities was $9.0 million in 2008 and $7.5 million 2009. However, in 2010, you estimated that you would spend an aggregate of $6.1 million on property, plant and equipment and reusable surgical products, and instrument inventory. Tell us why your cash used in investing activities is decreasing year-over-year and whether you expect this trend to continue.

Financial Statements

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page 32

6. We note your statement on page 3 that your prior agreement with Cardinal Health was executed on a 'consignment basis." Notwithstanding, it appears that Cardinal was the exclusive supplier of your disposable surgical packs and the exclusive provider of a complete line of more than 400 disposable surgical kits. Additionally, you agreed to close

the disposable accessory products facility in Plant City, Florida in connection with the agreement to source your disposable products through Cardinal Health.

It appears to us that the "consignment" terms are not substantive, considering that Cardinal is an exclusive provider of the products and SRI bears the risk of loss for inventory at its facility until it is shipped to the customer. Additionally, the products are only delivered by Cardinal via purchase order and there does not appear to be a provision for rights of return for products ordered after receipt by SRI. Accordingly, it is unclear why it was appropriate to account for products received from Cardinal Health on a consignment basis. Please provide us your rationale under the accounting literature. Additionally, explain to us the difference between "revenue actually *billed* to Hybrid Preference Pack customers instead of revenue actually *received* from such customers."

7. Additionally, tell us how you accounted for the sales of your products pursuant to a separate four-year national brand distribution agreement with Cardinal Health's medical and surgical supply chain business which appoints Cardinal as a non-exclusive authorized distributor of your products.

8. Tell us in detail how you account for your arrangements with Aesculap and Standard Textile and your rationale under the accounting literature. We note your disclosure on page 15 that Aesculap owns the instruments and receives an agreed upon fee.

Form 10-Q for the Quarter Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 11

9. Please tell us your basis of financial reporting and your rationale under the accounting literature for the $1 million payment received in January 2009 and the $250,000 payment received in January 2010 from Cardinal Health under the terms of the Co-Marketing Agreement. Please expand your disclosure in future filings here and in the notes to the financial statements and provide us with your proposed expanded disclosure.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

10. We note your disclosure that the disposable products purchased under the Hybrid Preference Pack program have lower margins as you do not incur any direct production

costs. Instead the margins you receive are to compensate you for your product handling costs, as well as risk of non-collection. Prior to February 2010, you received the disposable packs contained in the Hybrid Preference Packs on consignment from Cardinal and, therefore, you did not recognize gross revenues or costs associated with these disposable packs. Under the terms of the amended agreement, effective February 2010, you now purchase the disposable packs from Cardinal and therefore recognize all associated revenues and costs of the Hybrid Preference Pack and are responsible for the risk of collection. Referring to your basis in the accounting literature, tell us why you are now recognizing revenues on a gross basis. We refer you to Article 9.3b of the arrangement found in Exhibit 10.36 to the Form 10K for December 31, 2009. It appears to us that SRI should recognize revenues on a net basis since it receives a residual amount (i.e., net of amounts due to Cardinal). Cardinal appears to be the principal in the arrangement since it has influence on product pricing and additionally, is entitled to a preset or guaranteed return as a percentage of the selling price.

Financial Statements

Notes to Financial Statements

Note F – Third Quarter 2009 Adjustments, page 10

11. We note your disclosure. Please provide us with your materiality analyses disclosed on page 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Sharon Virga, accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director

Facsimile: (813) 818-9076